UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant's name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

[X]

Form 40-F

[  ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[  ]

No

[X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Management's Discussion and Analysis of the financial position and results of operations is prepared as at April 8, 2005, and should be read in conjunction with the accompanying notice of no auditor review of interim financial statements.

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statement; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

This discussion contains forward-looking statements.  Forward-looking statements are subject, by their nature, to risks and uncertainties.  Actual results, actions or events could differ materially from those set forth in this discussion.  The forward-looking information contained herein is current only as at the date of this document.  There should not be an expectation that such information will in all circumstances be updated, supplemented or revised as a result of new information, changing circumstances, future events or otherwise.

OVERVIEW

Peace Arch Entertainment Group Inc. ("PAE" or the "Company") develops, finances, produces and licenses film and television programming for exploitation by its own distribution division as well as third party distributors and broadcasters to viewing audiences throughout the world.  Originally incorporated in British Columbia in 1986 as Vidatron Enterprises, Ltd., PAE is now an Ontario company continuing under the Ontario Business Corporations Act. The Company's growth is dependent on its ability to identify, develop and acquire rights to ideas, storylines and other creative concepts and to successfully finance, produce, market and sell proprietary programming.

Since January 2003, PAE has reorganized its business by restructuring its debt, establishing new production and sales operations in Toronto, Los Angeles and London and expanding its proprietary programming activities.  Our revenues now arise primarily from the receipt of non-refundable license fees in exchange for the right to distribute our film and television programming.

The Company operates through four divisions:

  Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.), based in Toronto, focuses on the development, financing and production of feature films, the licensing of those films in Canada and the collection of Canadian and international film tax incentives.  The name change became effective September 1, 2004.

  Peace Arch LA, Inc., based in Los Angeles, was formed in May 2004 to focus on the development, financing and production of feature films and the licensing of those films in the United States.

  Peace Arch Films Ltd., based in London, England, focuses on the distribution of the Company's feature films and selected films by other producers outside North America.

  The Eyes Project Development Corp., based in Vancouver, develops and produces television series and documentary programming directed primarily to North American audiences that are reformatted to serve the international marketplace.  The Company's television programs are currently distributed by a third party.

The Company's production business operates through single purpose project subsidiaries that are established for each production or series.  The costs of production are financed by advances obtained through presales from customers, borrowings under project bank credit facilities, contributions from co-producers and working capital in support of other interim financing commitments.  Typically, the Company retains the rights to proprietary programming for exploitation in future periods and in additional markets and media.

Our business model is now focused on creating and distributing internationally films designed for the theatrical marketplace as well as television and DVD markets.  The Company's move to larger budget films will enhance domestic releases in the theatrical markets.  In May 2004, we concluded an agreement with Showtime Networks Inc. ("Showtime"), a subsidiary of Viacom Inc. to co-finance and distribute a slate of motion pictures which PAE intends to release theatrically in Canada and internationally and which Showtime will premiere on the Showtime Network in the United States.  The agreement was announced jointly on May 11, 2004 by PAE and Showtime.

Under terms of the agreement, PAE will co-finance up to 15 motion pictures.  PAE will retain all non-USA rights as well as provide production support.  The agreement runs through 2007 and contemplates motion pictures with average budgets of approximately Cdn $15,000,000.  International representation of exploitation rights will be handled by Peace Arch Films Limited, the London, U.K.-based subsidiary of the Company.  The first of these pictures commenced photography in June 2004.

Mission

The mission of Peace Arch Entertainment Group Inc. is to develop, produce and license proprietary feature film and television programming of increasing quality, popularity and value, and to build upon the Company's:

  Business model with integrated production, marketing and sales operations

  Global financing relationships

  Cost-effective production skills

  Distribution relationships and plans to increase global footprint

  Proprietary production to feed library growth

  Brand identity

  Management team

OPERATING RESULTS

The Company's continued growth is dependent not only on its ability to successfully identify, develop, finance and produce proprietary film and television programming, but also on its ability to distribute its programming in all markets and media throughout the world through the utilization of the Company's sales division and its sub-distributors operating in various locations around the world.

The Company incurred a net loss for the three months ended February 28, 2005 of $136,000 or $0.01 diluted loss per share compared to net earnings of $1.3 million in 2004 or $0.06 diluted earnings per share.  The primary factor for the difference between the loss for the period ended February 28, 2005 compared to the net earnings of $1.3 million in the prior period is the recognition of revenue in the prior year's period that did not have amortization attached, an increase in overheads arising from the new L.A. operation that commenced in May 2004 and was operational of the full quarter and the issuance of stock options during the quarter.

(in thousands of dollars except per share information)	Three Months Ended February 28 2005	Three Months ended February 29 2004
Deliveries
Feature Films	1	2
TV Episodes	23	8

Revenue	$7,786	$7,654
Net (loss) earnings for the period	$(136)	$1,286
Net (loss) earnings per share
Basic	$(0.01)	$0.07
Diluted	$(0.01)	$0.06

Revenue.  Revenue for the three months ended February 28, 2005 increased by $132,000 to $7,786,000 compared to the $7,654,000 achieved for the three months ended February 29, 2004.  During the three months ended February 28, 2005, the Company delivered the movie "Our Fathers" to Showtime and continues to distribute the library internationally. During the period, the Company was in production of 2 television series and held distribution rights for two films, all of which will be delivered in fiscal 2005.

During the three months ended February 29, 2004, the Company delivered two feature film "Direct Action" and "The Keeper" and 8 of a total of 13 episodes of "Campus Vets".

Gross Profit.  Gross profit, comprised of revenue less amortization of film and television programming and other production costs and other amortization, for the three months ended February 28, 2005 was $949,000 compared to $2,318,000 for the comparable period in the prior year.  As a percentage of revenue, gross profit was 12.2% for three months ended February 28, 2005 compared to 30.3% for the three months ended February 29, 2004.  The film delivered in February 28, 2005 had a lower margin component compared to the two films of the comparable period in the prior year.

Selling, General and Administrative Expense.

Selling, general and administrative expenses increased to $933,000 for the three months ended February 28, 2005 compared to $624,000 in the same comparable period in fiscal 2004.  The increase in general and administrative expenses resulted in part from the new L.A. operation that commenced in May 2004, the issuance of stock options during the quarter and by additional third party professional services.  The Company also has an arrangement whereby reasonable expenses arising from its pre-existing business, which was transferred to Peace Arch Project Development Corp. ("PAPDC") as described in the Notes to the Consolidated Financial Statements, are recovered pursuant to original agreements with PAPDC.

(in thousands of dollars)	Three Months ended February 28, 2005	Three Months ended February 29, 2004	Change
Selling, general and administrative expenses	$ 933	$ 624	50%
Recovery of selling, general and administration	(30)	-	-
Total	$ 903	$ 624	45%

Amortization.  Amortization for the three months ended February 28, 2005 was lower than the same comparable period and is defined as follows:

(in thousands of dollars)	Three Months ended February 28, 2005	Three Months ended February 29, 2004	Change
Amortization of investment in film and television programming and other production costs	$ 6,814	$ 5,332	28.8%
Other amortization	23	4	475.0%
Total	$ 6,837	$ 5,336	28.1%

Amortization was $6.8 million for the three months ended February 28, 2005 compared to $5.3 million for the comparable period February 29, 2004.  This reflects the delivery, during the quarter of a film with a lower margin and therefore greater amortization compared to the prior year's period.

Foreign Exchange Loss.  The Company has a portion of revenue and expenses denominated in currencies other than Canadian dollars and therefore, is subject to fluctuations in exchange rates.  Exchange rates may vary substantially and may have an adverse impact on the Company's results of operations, prospects or financial condition.  For the three months ended February 28, 2005, the Company had a foreign exchange loss of $83,000, representing a $109,000 decrease over the comparable period.  The foreign exchange loss is a result of the fluctuation, during the quarter, of the US dollar on production loans denominated in US dollars.

Interest Expense.   Interest expense was $135,000 for the three months ended February 28, 2005, representing an increase of $134,000 for the comparable period in 2004.  The increase is due to the fact that a majority of productions had been delivered at the end of August 31, 2004 and therefore the interest on production loans is now expensed.  Interest that has been capitalized and not expensed during the year is charged to interest expense in future periods as the related film and television programs are delivered and the costs are amortized.

QUARTERLY CONSOLIDATED FINANCIAL DATA

(in thousands of dollars, except per share information)

		Fiscal 2005	Fiscal 2004				Fiscal 2003
	February 28, 2005	November 30, 2004	August 31, 2004	May 31, 2004	February 29, 2004	November 30, 2003	August 31, 2003	May 31, 2003	February 28, 2003
Revenues	7,786	3,098	1,774	6,584	7,654	5,224	1,879	7,862	10,091
(Loss) earnings before income taxes	(136)	(583)	(3,437)	507	1,286	183	(2,960)	929	4,985
Net (loss) earnings	(136)	(583)	(2,448)	495	1,286	183	(2,886)	929	4,985
Basic (loss) earnings per common share	(0.01)	(0.03)	(0.14)	0.03	0.07	(0.01)	(0.17)	0.11	0.84

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingencies. The Company bases its estimates on historical experience and on third party information that it believes is reasonable in the circumstances.  Actual results may differ from these estimates.  The Company's most significant use of estimates and assumptions in preparing the consolidated financial statements relate to future revenue projections used for the purposes of amortizing investment in film and television programming, provision for doubtful debts to reflect credit exposures, recoverability of tax credits receivable, valuation allowances and impairment assessments for various assets including investment in film and television programming and productions in progress.  For a discussion of all of the Company's accounting policies, including the items outlined below, refer to note 1 of the consolidated financial statements.

The Company accounts for its production and distribution of film and television programs in accordance with AICPA Statement of Position 00-2, "Accounting By Producers and Distributors of Film" ("SOP 00-2").  SOP 00-2, requires that film and television costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title.  Management regularly reviews and revises, when necessary, its total revenue estimates on a title-by-title basis which may result in a change in the rate of amortization and/or a write-down of the film and television asset to the estimated fair value amount.  Results of operations in future years are dependent upon the amortization of film and television costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the Company's financial results fluctuate from period to period.  If estimates of ultimate revenues change with respect to a film or television program, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs.  The fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach and a write down equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program is recorded in direct operating costs.

Revenues and expenses for film and television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and the contractual delivery arrangements have been satisfied, the license period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured and other conditions as specified in the respective agreements have been met.

Revenue recognized from production services for third parties are recognized when the production is completed and delivered.  All associated production costs are deferred and charged against income when the film is delivered and the related revenue is recognized.

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

Generally, the costs incurred in producing a film or television program are capitalized prior to completion and delivery.  These costs include direct production costs, production overhead and interest related to financing the project.  Costs related to proprietary programming are included, net of credits and amortization, in "Investment in film and television programming" on the consolidated balance sheet. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value.

Management specifically analyses the age of outstanding customer balances, historical bad debt experience, credit-worthiness and changes in payment terms and the Company's ability to meet eligibility requirements for government assistance when making estimates of the uncollectability of the Company's accounts and other receivable balances.  The consolidated financial statements have been prepared on the going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of operations.

Effective December 1, 2004, the Company was required to adopt the Canadian Institute of Chartered Accountants' Accounting Guideline ("AcG-15"), "Consolidation of Variable Interest Entities" AcG-15 expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. AcG-15 requires a variable interest entity ("VIE") to be consolidated by a company if that company is the primary beneficiary of that entity.  An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE's activities, or is entitled to receive a majority of the VIE's residual returns, or both.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the fair value method of accounting for stock-based compensation.  This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock option granted to directors and employees in the year.

This change in accounting policy was adopted retroactively and resulted in a charge to the Company's opening deficit relating to all stock options grants made subsequent to April 1, 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company's consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company's ability to continue operations which depends upon obtaining additional financing and generating profitable operations and positive cash flows sufficient to finance continuing activities. Management continues to review operations in order to identify additional strategies, including obtaining additional financing and future sales contracts designed to generate cash flow, improve the Company's financial position and enable the timely discharge of the Company's obligations.  There is no assurance that the Company will be successful in its financing effort and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The Company's consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate.

The Company's success is also predicated on its ability to finance growth.  Adequate financing provides the flexibility to make appropriate investments in the future. The Company monitors cash flow with the long-term goal of maintaining credit worthiness.  The nature of the business is such that significant initial expenditures are required to produce films and television while revenues from these films and television programs are earned over a period of time after their completion. The Company ensures that new film and television programming are fully financed from distribution minimum guarantees, presales of certain rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program.  The nature of our business is such that significant initial expenditures are required to produce, acquire, distribute and market films and television programs while revenues from these films and television programs are earned over an extended period of time after their completion or acquisition.  As the business grows, the Company's financing requirements are expected to grow and the Company expects the continued use of cash in operating activities and, therefore, we are dependant on continued access to external sources of financing.

Management is currently in discussions with potential lenders for additional funding.  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations to fund working capital.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations.

The Company strives to achieve cash-contributing profitable operations that provide adequate liquidity and a capital resource base for growth.  Every project the Company develops, acquires or undertakes targets a positive cash flow and profit margin from the outset.

(in thousands of dollars)	February 28, 2005	% of total assets	February 29, 2004	% of total assets	August 31, 2004	% of total assets	August 31, 2003	% of total assets
Cash and cash equivalents	$ 1,977	3.4%	$ 344	0.7%	$ 1,484	2.6%	$ 911	2.5%
Restricted term deposits	21,917	37.4%	0	0.0%	21,339	37.1%	0	0.0%
Accounts receivable	13,839	23.6%	27,895	57.6%	16,088	28.0$	14,747	40.0%
Prepaid expenses	273	0.5%	487	1.0%	119	0.2%	407	1.1%
Investment in film and television programming	20,089	34.3%	19,653	40.6%	18,349	31.9%	20,805	56.4%
Property and equipment	439	0.8%	70	0.1%	89	0.2%	35	0.1%
Total Assets	$ 58,534	100.0%	$ 48,449	100.0%	$ 57,468	100.0%	$ 36,905	100.0%
Shareholders' Equity	$ 2,948		$ 3,416		$ 3,248		$ 1,937

As at February 28, 2005, the Company had available cash or cash equivalents of $2.0 million.  The Company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities for individual production financing, government tax incentives, contributions from co-producers and working capital deployed as interim financing to contracted receipts. In the past, the Company has also funded capital requirements through the issuance of shares, warrants and debt.  Management will work toward funding capital requirements through the issuance of shares, warrants and debt, but there is no assurance that the Company will be successful in its financing efforts.

Cash Flows from Operating Activities

During the three months ended February 28, 2005, $1.2 million was used by operating activities, compared to $3.2 million generated by operating activities for the same period in fiscal 2004.  Included in the cash flows from operating activities is the cash required for additions to investment in film and television programming of $10.8 million compared to $5.0 million for the same period in fiscal 2004.  Also included in cash flow from operating activities is $2.9 million cash generated from changes in non-cash working capital, due to a $2.9 million decrease in accounts receivable and an increase in accounts payable and accrued liabilities.  The Company reported a cash requirement arising from changes in non-cash operating activities of $5.2 million for the same period in fiscal 2004.

Cash Flows from Investing Activities

For the three months ended February 28, 2005, cash flow used from investing activities amounted to $2,000 compared with a $21,000 use of cash from investing activities for the same period in fiscal 2004.

Cash Flows from Financing Activities

During the three months ended February 28, 2005, the Company raised $2.3 million from its financing activities, for production bank indebtedness net of loan repayments. For the same period in fiscal 2004, the Company raised $3.3 million from production bank indebtedness net of loan repayments.  The Company finances its production activities through bank loans from project financing.

Production loan repayments are solely due from cash flows derived from each film and are independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film.  Management expects that a significant portion of the loans due at February 28, 2005 will be payable over the next year. The Company has total loan and credit facilities of $14.3 million which will come due for annual renewal over the next year.  Collection of receipts and revenue streams may extend beyond the original estimated date and beyond the loan payable date.  In the past the Company has managed to obtain extensions from its lenders.  Management will seek renewals and extensions of the individual production loan facilities and is confident that such agreement will be achievables.  However, there is no assurance the Company will be successful.

COMMITMENTS

The Company is committed to certain operating lease payments for premises. In addition, the Company has sublet certain other premises for which it remains the primary lease obligor.  The total annual rental commitments are as follows:

(in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Production Loans	16,684	14,315	2,369	-	-
Net Lease Obligations	350	134	203	13	-
Distribution Obligation	1,467	1,467	-	-	-
Obligation to Issue Shares	3,093	2,793	300	-	-
Revenue Guarantee Obligation	21,917	-	-	21,917	-
Total Contractual Obligations	43,511	18,709	2,872	21,930	-

OUTSTANDING SHARES

The Company is authorized to issue an unlimited number of Common Shares.  At February 28, 2005 the Company had 20,948,491 Common Shares outstanding, an increase of 50,000 Common Shares from August 31, 2004.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the six months ended February 28, 2005, the Company paid $90,000 (2004 - $79,000) to a company controlled by a shareholder, director and officer of the company for executive services rendered. These expenditures are reflected in the Company's selling, general and administrative expenses.  At present the Chief Executive Officer has a 3-year management contract with the Company ending December 31, 2005.

b)

During the six months ended February 28, 2005, the Company paid $32,000 (2004 - $43,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company's selling, general and administrative expenses.

c)

As at February 28, 2005, the Company was indebted to a company controlled by a shareholder, director and officer of the Company in the amount of $167,000 (2004 - $2,223,000). This loan carried interest at the rate of prime plus 2% per annum. The proceeds of this loan were used by the Company to fund certain productions.

As at February 28, 2005, the Company was owed $nil (2004 - $1,959,000) from the same related party above which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and had no specified repayment date. The 2004 balance included a receivable related to a sale to a related party.

d)

As at February 28, 2005, included in accounts receivable was $1,480,000 (US$1,200,000) (2004 - $nil) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

e)

As at August 31, 2004, the Company was indebted to a company controlled by a director and officer of the Company in the amount of $443,000.  This advance is non-interest bearing and due on demand.  During the six months ended February 28, 2005, the Company has repaid the amount to the company controlled by a director and officer.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact the Company's revenues and earnings from operations.

BUSINESS RISKS

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk.  The Company faces intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources.  The Company competes with other companies for ideas and storylines created by third parties as well as for actors, directors and other personnel.   The Company's future financial performance may be adversely affected if it is unable to compete successfully.  Results of operations for any period depend on the number of film and television programs that are delivered.  Consequently, results may vary from period to period and the results of any one period may not indicate results for future periods.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company's control.  These factors may delay completion of a production.  If there are significant cost overruns the Company may have to seek additional financing to complete the production or will have the ability to call upon the bond in order to complete the film.  The Company may be unable to recoup the additional costs which could have a material adverse impact on operating results and liquidity.

Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public which is difficult to predict.  Some or all of the proprietary film and television programs may not be commercially successful, which could result in the Company's failure to recoup its investment or realize its anticipated profits.

The Company's business is substantially dependent on the services of certain key personnel placed in certain positions within the organization.  The success of the Company depends to a certain degree upon the skill and efforts of its management and upon its ability to attract and retain qualified management personnel.  The loss of their services could have an effect on the Company's business.

The Company's international distribution revenue is subject to risks associated with local economic conditions, currency fluctuations, changes in local regulatory requirements, compliance with a variety of foreign laws and regulations, cultural barriers and political stability.  The Company's international distribution revenue may be adversely affected by these risks.

The Company is expecting that if its efforts are successful it will experience a period of growth that could place a strain on its resources.  If the Company's management is unable to manage growth effectively, operations could be adversely affected.

To date, the Company has been involved primarily in the development, production and distribution of feature film and television programs.  The Company may be required to raise additional financing, make capital expenditures and hire additional personnel in connection with these proposed activities.  If the Company is unsuccessful in these new business endeavors, it may have a material adverse effect on its results.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management's estimate of ultimate revenues for each program.  The Company typically amortizes a minimum of 80% of film costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of its production costs accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

GOVERNMENT INCENTIVES

The Company accesses Canadian government incentives in the form of tax credits and utilizes structures which permit foreign country tax-assisted participation in the financing of its projects. If such subsidies and tax assistance were to be eliminated the Company's production operations could be adversely affected in the future.

CURRENCY RISK

The Company receives a portion of its revenues from the United States and international sources in United States dollars.  A portion of a film and television program's financing of production costs may be denominated in United States dollars while production costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the United

States dollar exchange rate as we do not hedge our foreign exchange exposure.  In addition, costs may be payable in currencies other than Canadian and United States dollars.  We monitor our currency exchange rate risks on an ongoing basis.

INTEREST RATE RISK

The Company is exposed to interest rate risk from production loans bearing interest rates that vary with fluctuations in interest rates.

OUTLOOK

The Company's primary objective is to expand operations in the development, production and distribution of proprietary programming, focusing on programming that will add long-term library value.

A key aspect of this objective is to formalize key international strategic relationships which can reliably support the financing and exploitation of products.  The Company is also working to enhance its ability to support financing of projects through exclusive support agreements with third party interim and equity financiers.  Finally, the Company will seek to build working capital reserves to better prepare for timely and strategic acquisitions of product and to reduce costs of short term interim project financing activities.

Additional information relating to the Company can be found on SEDAR at www.sedar.com

Dated: April 8, 2005

April 11, 2005

FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT GROUP INC. ANNOUNCES

SECOND QUARTER RESULTS

TORONTO, ONT. – Peace Arch Entertainment Group Inc. (AMEX and TSX: PAE), a diversified Canadian entertainment company, today announced its results for the three and six month period ended February 28, 2005.

The Company delivered one feature film Showtime “Our Fathers,” 10 episodes of the 13-episode series of “Campus Vets – Season II” and 13 episodes of “Love it or Lose it” in the quarter. This compares to the delivery of 2 feature films “Direct Action” and “The Keeper” and 8 episodes of the 13-episode series “Campus Vets” for the same period in the prior year. During the quarter, the Company was in production of 2 television series, and held distribution rights for 2 films, all of which are scheduled for delivery during the 2005 fiscal year.

Peace Arch is currently completing delivery to its sales force of “American Soldiers” and “Shadows in the Sun,” for which it represents the worldwide exploitation rights.

The Company’s revenue totaled $7.8 million for the quarter, compared with $7.7 million for the second quarter of FY2004. The increase in revenues reflects a larger budget size of the feature film delivered during the quarter compared to the same period of the prior year.  The Company reported a net loss of $136,000 or $0.01 per diluted share, for the three months ended February 28, 2005, compared to net earnings $1.3 million, or $0.06 per diluted earnings per share for FY2004 comparable period.

Peace Arch reported a net loss of $719,000, or $0.04 per diluted share, for the six months ended February 28, 2005, compared with net earnings of $1.5 million, or $0.07 per diluted earnings per share, for the prior year’s six month period.

Earlier this week, Peace Arch announced the appointment of acclaimed film and television producer Fred Fuchs to the newly created role of Executive Vice President.  The Company also recently disclosed that FremantleMedia exercised a conversion right to acquire 2.9 million Peace Arch shares pursuant to a January 2003 Debt Restructuring Agreement between the parties.  Peace Arch had previously provided for the issuance of these shares in June 2004.

Peace Arch Entertainment Group Inc. (www.peacearch.com) develops, produces and acquires feature films and television programming that it licenses to theatrical, home video and television distributors throughout the world.  Peace Arch’s current feature projects include the recently completed “Shadows in the Sun” starring Harvey Keitel, Joshua Jackson and Claire Forlani, the critically acclaimed “The Good Shepherd” starring Christian Slater and Molly Parker and “Our Fathers”, the first of an anticipated 15 films to be produced by Peace Arch and Showtime pursuant to a long term co-production agreement between the two companies.  Through its subsidiary, The Eyes Project Development Corp., Peace Arch produces episodic lifestyle television series such as the award-winning “Campus Vets” and the popular home makeover show “Love It or Lose It”, along with celebrated documentaries like “Prisoners of Age”.

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe”, “estimate”,”project”, “expect”, or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Robert Rinderman or Karin Oloffson Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com # # #

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	February 28 2005 $	August 31 2004 $	February 29 2004 $
	(unaudited)	(audited)	(unaudited)
Assets

Cash and cash equivalents	1,977	1,484	344

Accounts and other receivables	13,839	16,088	27,895

Investment in film and television programming	20,089	18,349	19,653

Prepaid expenses and deposits	273	119	487

Property and equipment	439	89	70

Restricted term deposits	21,917	21,339	-

	58,534	57,468	48,449

Liabilities

Production loans	16,684	12,598	18,964

Accounts payable and accrued liabilities	12,264	12,399	6,939

Deferred revenue	133	3,324	3,238

Distribution obligation (note 4)	1,467	1,467	2,312

Non-controlling interest	174	-	346

Obligation to issue shares (note 3(d))	3,093	3,093	3,076

Revenue guarantee obligation	21,917	21,339	10,158

	55,732	54,220	45,033

Shareholders’ Equity

Capital stock	35,925	35,925	35,888

Contributed surplus	2,305	2,085	337

Other paid-in capital	680	680	680

Deficit	(36,108)	(35,442)	(33,489)

	2,802	3,248	3,416

	58,534	57,468	48,449

Nature of operations and going concern (note 1)

Approved by the Board of Directors

                                     Director                                          Director

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

For the Three and Six Months ended February 28, 2005 and February 29, 2004

(expressed in thousands of Canadian dollars, except per share amounts)

	3 months ended February		6 months ended February
	2005 $	2004 $	2005 $	2004 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	7,786	7,654	10,884	12,878

Expenses
Amortization of investment in film and television programming and other production costs (note 2)	6,814	5,332	9,747	9,772
Selling, general and administrative	933	624	1,772	1,129
Other amortization	23	4	27	6

	7,770	5,960	11,546	10,907

(Loss) earnings from operations before the undernoted	16	1,694	(662)	1,971
Interest income	18	7	22	7
Interest expense	(135)	(1)	(218)	(2)
Provision for obligation to issue shares	-	(94)	-	(188)
Foreign exchange (loss) gain	(83)	26	(28)	27
Gain on sale of asset	32	-	32	-
Recovery of selling, general and administration expenses	30	-	149	-
Non-controlling interest	(14)	(346)	(14)	(346)

(Loss) earnings before income taxes	(136)	1,286	(719)	1,469

Income tax recovery	-	-	-	-

Net (loss) earnings for the period	(136)	1,286	(719)	1,469

Net (loss) earnings per common share

Basic	(0.01)	0.07	(0.04)	0.09

Diluted	(0.01)	0.06	(0.04)	0.07

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

For the Three and Six Months ended February 28, 2005 and February 29, 2004

(expressed in thousands of Canadian dollars)

	3 months ended February		6 months ended February
	2005 $	2004 $	2005 $	2004 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Deficit - Beginning of period As previously reported	(36,025)	(34,775)	(35,442)	(34,958)

Effect of adoption of Accounting Guideline -15 (note 2)	53	-	53	-

As restated	(35,972)	(34,775)	(35,389)	(34,958)

Net (loss) earnings for the period	(136)	1,286	(719)	1,469

Deficit - End of period	(36,108)	(33,489)	(36,108)	(33,489)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

 For the Three and Six Months ended February 28, 2005 and February 29, 2004

(expressed in thousands of Canadian dollars)

	3 months ended February		6 months ended February
	2005 $	2004 $	2005 $	2004 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities
Net (loss) earnings for the year	(136)	1,286	(719)	1,469
Items not affecting cash
Amortization of film and television programming	6,637	5,329	9,473	9,633
Other amortization	23	4	26	6
Gain on sale of asset	(32)	-	(32)	-
Stock based compensation	220	-	220	-
Provision for share issuance	-	94	-	188
Non-controlling interest	14	346	14	346
Investment in film and television programming	(10,803)	(5,013)	(11,213)	(8,482)
Changes in non-cash operating working capital	2,854	(5,241)	(1,339)	(4,686)

	(1,223)	(3,195)	(3,570)	(1,526)

Cash flows from investing activities
Property and equipment purchases	(2)	(21)	(24)	(41)

	(2)	(21)	(24)	(41)

Cash flows from financing activities
Issuance of common shares	-	-	-	10
Issuance of production loans	6,283	6,359	9,906	7,900
Repayment of production loans	(3,952)	(3,045)	(5,819)	(6,910)

	2,331	3,314	4,087	1,000

Increase (decrease) in cash and cash equivalents	1,106	98	493	(567)

Cash and cash equivalents - Beginning of period	871	246	1,484	911

Cash and cash equivalents - End of period	1,977	344	1,977	344

Supplemental cash flow information
Interest paid	69	1	313	2

Non-cash transaction
Obligation to issue shares	-	94	-	188

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the company) is an integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

During the year ended August 31, 2003, the company underwent significant restructuring to its business operations. As described more fully in the following notes, the company acquired various film assets, including all of the issued share capital of GFT Entertainment Inc. GFT Entertainment Inc. was the parent company of five film production companies, each of which, at the time of acquisition, had partially completed a film production.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The company has undergone substantial financial restructuring and requires additional financing until it can generate positive cash flows from operations. While the company continues to maintain its day-to-day activities and produce films and television programming, its working capital situation is severely constrained. Furthermore, the company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of the going concern basis is dependent upon the company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due. Management is currently in discussions with potential lenders to close additional financing. There is no assurance that the company will be successful in its financing efforts and in achieving sufficient cash flows from operations to fund working capital. If the company is unsuccessful, the company may be required to significantly reduce or limit operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant Accounting Policies

Basis of Presentation

The interim consolidated financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of the company and its subsidiaries.  All material intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the Company’s Annual Report for the year ended August 31, 2004 and should be read in conjunction therewith, except as noted below.

Adoption of AcG - 15

Effective December 1, 2004, the company was required to adopt the Canadian Institute of Chartered Accountants’ Accounting Guideline (“AcG - 15 ” ), “Consolidation of Variable Interest Entities” AcG - 15 expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. AcG - 15 requires a variable interest entity (“VIE”) to be consolidated by a company if that company is the primary beneficiary of that entity.  An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of AcG - 15, the company is required to consolidate the assets, liabilities and operating results of Peace Arch Project Development Corp. (“PAPDC”). As described in note 3(b), PAPDC is the owner of the company’s assets and business in existence prior to the reorganization and rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party as described in note 4, the company continued to have a variable interest in PAPDC, and it has been determined that the company will be required to absorb the majority of the expected losses of PAPDC. Under the rules governing AcG-15, the company is considered the primary beneficiary of PAPDC and consequently the company has consolidated PAPDC on a retroactive basis effective December 1, 2004 , without restatement of prior periods ..

The impact of consolidating PAPDC under AcG - 15 has resulted in an increase in property and equipment, net of accumulated amortization, of $352,000 an increase in tax credits receivable of $56,000, an increase in accounts payable of $54,000, non-controlling minority interest of $160,000, and deferred gain of $141,000, and a cumulative effect of the change in accounting policy of $53,000.

The consolidation of PAPDC under AcG - 15 has also resulted in an increase in other amortization, gain on sale of asset, and non-controlling interest of $19,000, $32,000 and $14,000, respectively, relating to operating activity for the three months ended February 28, 2005 for PAPDC.   There was no effect on the net loss for the t hree month period ended February 28, 2005.

Business combination, debt restructuring and financing

On January 20, 2003, as approved and ratified by the shareholders of the company at the Annual General Meeting of Shareholders on that date, the company entered into a number of agreements to effect a business combination and certain asset acquisition and financing transactions. Details of the transactions are as follows:

a)

Private placement financing

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The company issued 5,000,000 Common Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000.

b)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (d) below.

Pursuant to the reorganization, the company’s wholly owned subsidiary PAPDC became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. (see (c) below) on January 20, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the company in its subsidiaries existing at January 20, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the company, including the company’s indebtedness to Fremantle and Comerica. However, the company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the company to each of them (see (d) below for additional discussion).

c)

Business combination

On January 20, 2003, the company acquired certain film assets owned and controlled by CPC Communications Inc. (“CPC”) for $2.5 million, the consideration being the issuance of 8,333,333 Common Shares of the company at a deemed price of $0.30 per share. The primary asset acquired was a 100% ownership interest in GFT Entertainment Inc., which itself was a 100% shareholder in five special purpose production companies that owned various rights to five films, namely Crime Spree, Partners in Action, Absolon, The Limit and Detention. The underlying assets included films in progress, accounts receivable and tax credit assets.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

d)

Debt restructuring, issuance of conversion instruments and gain on modification

Debt restructuring

During the year ended August 31, 2002, the company entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the company and a secured interest in certain copyrights to productions. The term loan note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the company failed to make scheduled repayments of principal of $500,000 and also interest owing.

Effective January 30, 2003, the company and Fremantle agreed to restructure the remaining $7,580,000 of term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the company also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company recorded a gain on modification of the debt as described below.

Release and reconstitution of a loan guarantee

During the year ended August 31, 2001, the company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at a deemed price of $5.00 per share.

The modification of the Comerica obligations was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company has recorded a gain on modification as described below.

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2004.

The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Common Shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Common Shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, have been reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share.

Pursuant to the conversion instrument, 336,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance.

For the year ended August 31, 2003, the company estimated that the fair value of the obligation to issue shares to both Fremantle and Comerica was $2,887,000 and charged that amount against the computed gain on modification described above. Since upon exercise of the conversion instruments by Fremantle and Comerica, the company has issued a right to Fremantle and Comerica to receive a variable amount of shares in settlement of their loans, the company reflected the amount as a liability.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

On June 25, 2004, the company voluntarily issued 3,489,814 Common Shares of the company to PAPDC in consideration for PAPDC agreeing to assume the obligation to issue the Common Shares of the company to Fremantle and Comerica (collectively, the Lenders) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. A director, officer and shareholder of the company serves as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders’ decision to convert the obligations to Common Shares of the company. Pursuant to these arrangements, the company also eliminated its right to receive the obligation of PAPDC to the Lenders.

Although owned by a third party, for accounting purposes, the company continues to reflect the obligation to issue shares as a liability because of the company’s and its related parties’ continued involvement with PAPDC. PAPDC’s only asset is the right to receive its participation in the films that the company retained. Further, PAPDC continues to be indebted to the company for an amount of $10,252,000. The company has provided a full valuation allowance against this loan. Accordingly, the shares have been considered to be issued in escrow or in trust to settle the company’s obligation.

On March 31, 2005 Fremantle agreed to convert its $8,793,375 note plus interest in the Company for 2,931,125 shares of Peace Arch common stock.

Sale of subsidiary

Subsequent to the reorganization of PAPDC described in note 3(b), on August 1, 2003, the company sold all of its shares in PAPDC for nominal consideration and recognized a loss of $164,000 on the disposal. During the year ended August 31, 2003, the operating results of PAPDC were included in the consolidated financial statements until the date of the disposal.

On the same date, the company entered into a Sales Agency Agreement with PAPDC, its subsidiaries and the purchaser, under which the company retained exclusive 25-year worldwide distribution rights for all of the films and television programming rights owned by PAPDC and its subsidiaries. Under the Sales Agency Agreement, the company has the full right to enter into sales contracts and is subject to the related credit risk and accordingly acts as principal to any sales transactions related to these distribution rights. Under the agreement, the gross receipts of any sale made by the company are distributed in the following priority: a) receipts to cover the company’s distribution and marketing costs are retained by the company; b) amounts up to 30% of any gross receipts are retained by the company; c) 10% of the gross receipts are paid to the purchaser of the shares of PAPDC referred to in the first paragraph above; and d) any remaining gross receipts are paid to PAPDC, which in turn is required to pay such proceeds to Fremantle to settle PAPDC’s debt obligation to Fremantle.

As these arrangements were entered into in conjunction with the sale of the shares for a nominal amount, the company is considered the primary obligor with respect to the productions and, accordingly, the distribution rights have effectively been retained by the company and accounted for as a related party transaction between the company and its wholly owned subsidiary PAPDC. Accordingly, these financial statements reflect the distribution rights received from PAPDC at the carrying value of the film and television programming at the date of the agreement in the amount of $2,649,000. In addition, these financial statements reflect the estimated amounts payable to PAPDC and the purchaser as a distribution obligation in the amount of $2,312,000. The

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

difference between the distribution rights and the distribution obligation of $337,000 was credited to contributed surplus.

Segmented information

The company conducts its operations in two business segments: production services for projects in which the company does not hold an ultimate financial interest in a film or video program, and production and distribution of proprietary programming interests, which is programming the company owns or in which it holds a continuing and long-term financial interest. The company has its head office in Toronto, and maintains offices in Vancouver, Los Angeles and the U.K. The sales office in the U.K distributes the company’s property throughout the world. Substantially all of the company’s properties and equipment are located in Canada. Selected information for the company’s operating segments, net of intercompany amounts, is as follows:

	3 months ended February		6 months ended February
	2005	2004	2005	2004
	$	$	$	$
Revenue
Proprietary	7,705	7,654	10,803	12,876
Service	79	-	79	-
Other	2	-	2	2
	7,786	7,654	10,884	12,878
Gross Profit
Proprietary	871	2,224	1,033	3,059
Service	94	-	102	-
Other	7	98	2	47
	972	2,322	1,137	3,106

Gross profits is defined as segment revenue less segment amortization of film and television programming, and other production costs. Other activities comprise corporate functions.

Geographical information, based on customer location, is as follows:

	3 months ended February		6 months ended February
	2005	2004	2005	2004
	$	$	$	$
Revenue
Canada	1,387	1,519	1,505	2,341
United States	6,291	1,015	9,198	2,923
United Kingdom	-	877	-	-
Other foreign	108	4,243	181	7,614

	7,786	7,654	10,884	12,878

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Related party transactions

The company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the six months ended February 28, 2005, the company paid $90,000 (2004 - $79,000) to a company controlled by a shareholder, director and officer of the company for executive services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

b)

During the six months ended February 28, 2005, the company paid $32,000 (2004 - $43,000) to a shareholder, director and officer of the company for legal services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

c)

As at February 28, 2005, the company was indebted to a company controlled by a shareholder, director and officer of the company in the amount of $nil (2004 - $2,223,000). This loan carried interest at the rate of prime plus 2% per annum. The proceeds of this loan were used by the company to fund certain productions.

As at February 28, 2005, the company was owed $167,000 (2004 - $1,959,000) from the same related party above which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and has no specified repayment date. The 2004 balance included a receivable related to a sale to a related party.

d)

As at February 28, 2005, included in accounts receivable was $1,480,000 (US$1,200,000) (2004 - $nil) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

Other related party transactions and balances have been described elsewhere in these financial statements.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 11, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.

(9)

Form 52-109F2 - Certification of Interim Filings

I Gary Howsam, Peace Arch Entertainment Group Inc., Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Peace Arch Entertainment Group Inc., (the issuer) for the interim period ending February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 8 , 2005

/s/ Gary Howsam

Gary Howsam

Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I Mara Di Pasquale, Peace Arch Entertainment Group Inc., Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Peace Arch Entertainment Group Inc., (the issuer) for the interim period ending February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 8, 2005

/s/ Mara Di Pasquale

Mara Di Pasquale

Chief Financial Officer